September 16, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (909) 598-5808

Toresa Lou
Chief Executive Officer
Global ePoint, Inc.
339 South Cheryl Lane
City of Industry, California 91789


Re: 	Global ePoint, Inc.
	Registration Statements on Form S-3
Filed August 19, 2005
	File Nos. 333-127734; 333-127735


Dear Ms. Lou:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. Unless otherwise indicated, the comments below are applicable to both registration statements you filed on Form S-3 on August 19, 2005. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note discussion of the various exhibits and schedules in the Subscription Agreements you reached with the selling shareholders, but only the Form of Warrants and Registration Rights Agreements have been filed with the Commission. Further, you have marked the Subscription Agreements as Exhibit 2.1. Note that exhibits filed under Item 601(b)(2) of Regulation S-B are plans of acquisition, reorganization, etc. The Subscription Agreements should be designated Exhibit 10, consistent with their original filing with Form 10-QSB and Form 8-K, respectively, and Item 601(b)(10) of Regulation S-B. Please mark the Subscription Agreements as an
Exhibit 10 in your exhibit indices, and refile the Subscription Agreements together with all of their exhibits and schedules with your amended registration statements. Please note that we may have further comment after we review these documents.

Cover Page

2. We note your statement that you are registering 282,857 shares of common stock for resale that are issuable upon the exercise of warrants issued pursuant to the May 20 transaction. Your Form 8-K filed May 20, 2005, as well as the selling shareholder section of that registration statement, file no. 333-127734, state that you granted warrants to purchase 267,857 shares of common stock in connection with the sale of the Series B Preferred, although notes to the selling stockholders table suggest that these beneficial owners must also own other warrants to purchase shares of your common stock.
Please revise to clarify the number of shares being registered for resale that underlie warrants. If shares underlying warrants other than those issued in connection with the May 20, 2005 transaction are being registered on this Form S-3, please describe the transaction in which those warrants were issued and the terms of their exercise.

3. Please supplementally tell us how you calculate that you will receive gross proceeds of $1,035,000 from the exercise of the warrants issued in the May 20, 2005 transaction. The Form 8-K you filed with the Commission states that you granted warrants to purchase 267,857 shares with an exercise price of $3.50 which, if exercised in full, would result in your receiving gross proceeds of
$937,499.50.

Selling Stockholders, page 10

4. We note footnote 3 to your selling shareholder table on the Form
S-3 registering the resale of shares underlying the convertible securities sold on May 20, 2005, includes shares issuable upon the conversion of your Series A Preferred Stock in addition to those issuable upon conversion of your Series B Preferred Stock, which are being registered for resale under that registration statement. Your table, however, indicates that none of the selling shareholders will retain beneficial ownership of any shares of common stock following this offering. Please revise your selling shareholder table to reflect the selling shareholders` beneficial ownership of shares issuable upon conversion of your Series A Preferred Stock after the completion of this offering or, alternatively, amend your registration statement to register these shares for resale.

Please similarly revise your selling shareholder table to the Form
S-
3 registering the resale of shares underlying the convertible securities sold on June 2, 2005, to reflect the selling shareholders` continuing beneficial ownership after the completion of that offering or, alternatively, amend this registration statement to register these shares for resale.

5. We note that the selling stockholder table on the Form S-3 registering the resale of shares underlying the convertible securities sold on June 2, 2005, lists Iroquois Master Fund Ltd. as a selling shareholder and that the first footnote to the table refers to Iroquois Capital LP. Please revise your disclosure to discuss the relationship between Iroquois Capital and Iroquois Master Fund.

6. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Revise the prospectus to name the selling shareholders who are broker-dealers and state that they are underwriters with respect to the shares that they are offering for resale.

7. If any selling shareholders are affiliates of broker-dealers, disclose the following:

* that the selling shareholders purchased in the ordinary course of business; and

* that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these selling shareholders are unable to make these representations, please state that they are underwriters.

Description of Securities to be Registered, pages 14, 15

8. Please augment your disclosure regarding the conversion features of the preferred shares to disclose the effect of accrued unpaid dividends at the time of conversion. See Regulation S-B, Item
202(a)(2).

Part II
Signatures

9. Please revise your signature page to indicate the individual serving as controller or principal accounting officer. See
Instruction 1 to the signature requirement of Form S-3.
Exhibit 5.1

10. Please file a revised legality opinion for the Form S-3 reflecting the securities sold on May 20, 2005, that includes the 15,000 shares being registered for resale on behalf of Hayden
Communications, Inc.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
or me at (202) 551-3760 with any questions.


Sincerely,



Pamela A. Long
Assistant Director



cc:	Daniel K. Donahue, Esq. (via facsimile 949/623-4452)
      Preston Gates & Ellis LLP
      1900 Main Street, Suite 600
      Irvine, California 92614-7319
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Toresa Lou
Global ePoint, Inc.
September 16, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE